UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT ON FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               February 26, 2003


                                 ETZ LAVUD LTD.
                 (Translation of Registrant's Name into English)

                                   P.O. Box 38
                           Petah Tikvah 49100, Israel
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    X       Form 40-F
                           -----                -----

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes            No    X
                           -----         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):  N/A

                           Forward-Looking Statements
                           --------------------------

         This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that we believe are reasonable and relate to our future prospects, developments and business strategies. Such statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties.

         Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

o        changes in general economic and business conditions;
o        changes in currency exchange rates and interest rates;
o        introduction of competing products by other companies;
o lack of acceptance of new products or services by our targeted customers;
o        inability to meet efficiency and cost reduction objectives;
o        changes in our business strategy; and
o other risk factors listed in our reports furnished to the Securities and Exchange Commission from time to time.

We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Attached hereto and incorporated by reference herein is Registrant's Press Release dated December 30, 2002.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Etz Lavud Ltd.
                                                (Registrant)



                                                By:
                                                   -----------------------------
                                                   John Winfield
                                                   Chairman




Dated: February 26, 2003

                                                                 PRESS RELEASE
                                                                 -------------


ETZ LAVUD Ltd.

FOR IMMEDIATE RELEASE

ETZ LAVUD Ltd. REPORTS THIRD QUARTER RESULTS

Petach Tikva, Israel, December 30, 2002, - ETZ LAVUD Ltd. (ASE: ETZ) today reported operating results for the third quarter and nine months period ending September 30, 2002.

Current third quarter sales amounted to US$ 11,474,000.- with a net loss of US$ 10,000- or US$ 0.003 per share, as compared to sales of US$ 11,742,000.- with a net loss of US$ 520,000.- or US$ 0.180 per share in the third quarter of 2001,

For the first nine months of the current year, sales were US$ 31,721,000.- with a net profit of US$ 4,404,000.- or US$ 1.53 per share (US$ 1.22 on a fully diluted basis), as compared to sales of US$ 37,179,000.- with a net loss of US$ 1,780,000.- or USS 0.62 per share in the first nine months of 2001.

The results for the first nine months of 2002, are attributable to a number of factors, which include:

- On January 9, 2002, ETZ reached an agreement with Dankner Investment Ltd. for the sale of 50% of its real estate in Petach Tikva in consideration for approximately US$ 12,782,000.- in cash.

- On January 24, 2002, ETZ reached an agreement with Africa residence Ltd, (formally "Denya") for the sale of its remainder (5%) real estate in Petach Tikva in consideration for approximately US$ 1,159,000,- in cash.

- According to the sales agreement, ETZ is entitled to, inter alia, to additional approximately 5% from the project's proceeds (as defined in the agreements) derived from the sale of 974 units (which includes 108 units as commercial areas).

- As a result of the said transactions, ETZ recorded in the first quarter of 2002, a capital gain before taxes of approximately US$ 9,900,000 (US$ 6,743,000 after taxes).

- ETZ's 88.8% held subsidiary Sefen Ltd. ("Sefen") sales far the first nine months of 2002 amounted to USS 30,541,000.- with a net loss of US$ 1,267,000.- as compared to sales of US$ 35,167,000.- and a net loss of US$ 655,000.-, in the first nine months of 2001.

- Sefen's results were substantially influenced by the decrease in international market demand, as well as the civil unrest that erupted in Judea, Samaria and Gaza in October 2000, which reduced the business activity in Israel in general and that of Sefen in particular. Sefen's results, however, for the second quarter of 2002 which were: sales of US$9,317,000.- with a net toss of US$ 530,000,- and for the third quarter of 2002 which are: sales of US$ 11,102,000.- with a net profit of US$ 396,000.- represent a significant improvement to its results is the first quarter of 2002 (which were: sales of US$ 10,122,000.- with a net loss of US$ 1,133,000.-).

In addition, ETZ wishes to report as follows:

1. Bank Leumi, who facilitated to ETZ short term credits, callable on demand, of approximately US$ 1,850,000; notified ETZ that it is required to repay such credits arid also to pay its guarantee to Bank Leumi USA of approximately US$ 750,000 (for a US subsidiary of Sefen) not later than January 30, 2003, Bank Leumi is currently the plain bank who finances ETZ's operations and is a secured creditor of ETZ.

2. ETZ notified its debentures holders (who loaned ETZ in November 1993 US$ 10,000,000 by way of convertible debentures) that it is doing its utmost to repay the remaining (fourth) installment which is due on December 31, 2002, in the amount of approximately US$ 3,000,000.

     Pursuant to the debenture terms, ETZ is entitled to an extension of up to 60 days in repayment of amounts due to the debenture holders.

3. In order to enable the payments to Bank Leumi and the debenture holders, ETZ is currently negotiating with a lender the issuance of debentures in the amount of approximately US$ 5,000,000. In addition, ETZ is considering other alternative possibilities available to it, such as the sale of its right, pursuant to its sales agreements of the Petach Tikva real estate, to receive approx. 5% from the proceeds (as defined in the agreements) derived from the sale of 974 units (which includes 108 units as commercial areas) along with the obtainment of additional credit facilities collateralized by other assets,

     There is no assurance, however, that the negotiations concerning the issuance of debentures or the utilization of other alternative possibilities, will 'he successfully completed or obtained.

4. ETZ's ability to repay its debts depends on the successful completion of the negotiations concerning the issuance of the debentures or the successful obtainment of other possibilities as above mentioned.

     ETZ through its subsidiaries and affiliates produces: wood products, decorative and industrial laminates, post formed furniture parts, printed and allied paper products, formaldehyde and distributes computer peripherals.


                                         ETZ LAVUD LTD. THIRD QUARTER AND NINE MONTHS RESULTS

                                                     In thousands of U.S. Dollars
                                                 (except share and per share amounts)


                                                     For the nine months          For the three months
                                                     ---------------------------  -----------------------------
                                                         Ended September 30            ended September 30
                                                         2002          2001           2002            2001
                                                         ----          ----           ----            ----
                                                                             Unaudited
                                                     -----------------------------------------------------------

Net Sales                                                31,721          37,179         11,474         11,742
Cost of goods sold                                       27,229          30,902          8,909         10,294
                                                         ------          ------          -----         ------
  Gross profit                                            4,492           6,277          2,565          1,448

Selling, shipping and administrative exp.                 6,577           7,328          2,064          2,268
                                                          -----           -----          -----          -----
  Operating income (loss)                                (2,085)         (1,051)           501           (820)

Financing expenses, net                                     636           1,307            446             65
Other income, net                                        10,120             368             20            356
                                                         ------             ---             --            ---
  Income (loss) before taxes                              7,399          (1,990)            75           (529)

Tax benefit (taxes on income)                            (3,188)            229            (64)           (39)
                                                         ------             ---            ---            ---

Income (loss) before equity in net earnings of
  affiliates                                              4,211          (1,761)            11           (568)

Company's equity in income (losses) of affiliated
  companies                                                  43             (92)            25             (7)
Minority interest                                           150              73            (46)            55
                                                            ---              --            ---             --

  Net income (loss)                                       4,404          (1,780)           (10)          (520)
                                                          -----          ------            ---           ----

Basic earnings (loss) per share                           1.530          (0.618)        (0.003)        (0.180)
                                                          -----          ------         ------         ------

Diluted earnings (loss) per share                         1.225          (0.618)        (0.003)        (0.180)
                                                          -----          ------         ------         ------

Weighted average number of shares used in
computing basic earnings (loss) per share             2,878,020       2,878,020      2,878,020      2,878,020
                                                      ---------       ---------      ---------      ---------

Weighted average number of shares used in
computing diluted earnings (loss) per share           3,771,020       2,878,020      2,878,020      2,878,020
                                                      =========       =========      =========      =========

_______________

(*)  The Company prepares its primary financial statements in accordance, With accounting principles generally accepted in Israel.
     The primary financial statements am prepared in New Israeli Shekels (NIS) an the basic of historical cost adjusted to reflect the changes in the purchasing power of the NIS based on the exchange rate of the U.S. dollar in relation to NIS.

     For the convenience of the reader, the primacy financial statements have been translated into U.S. dollars using the representative exchanges rate as of September 30, 2002 ($1 = NIS 4.871).

     The results for the nine-month and three-month ended September 30, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.